Exhibit 99.1

Ctrip Reports Unaudited Fourth Quarter and Full Year 2015 Financial Results

Shanghai, China, March 16, 2016 - Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management in China (“Ctrip” or the “Company”), today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2015.

Highlights for the Fourth Quarter of 2015

•                      Net revenues were RMB2.9 billion (US$444 million) for the fourth quarter of 2015, up 50% year-on-year.

•                      Net commission earned (non-GAAP) was RMB2.8 billion for the fourth quarter, up 49% year-on-year. Net commission earned (non-GAAP) is calculated by deducting from the revenues the cost of transactions in which the Company undertakes majority of the business risks, including the inventory risks*. The Company accounts for discounts offered to customers as reduction to its revenues, and certain significant discounts may result in selling prices lower than their corresponding costs.

•                      Accommodation reservation revenues increased 41% year-on-year, reaching RMB1.2 billion (US$183 million) for the fourth quarter of 2015.

•                      Transportation ticketing revenues increased 61% year-on-year, reaching RMB1.2 billion (US$192 million) for the fourth quarter of 2015.

•                      Gross margin was 73% for the fourth quarter of 2015, compared to 69% in the same period in 2014, and remained consistent with the previous quarter.

•                      Net income attributable to Ctrip’s shareholders was RMB76 million (US$12 million) for the fourth quarter of 2015, compared to net loss of RMB224 million (US$36 million) in the same period in 2014. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB272 million (US$42 million), compared to net loss of RMB98 million (US$16 million) in the same period in 2014.

•                      Diluted earnings per ADS were RMB0.19 (US$0.03) for the fourth quarter of 2015. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB0.69 (US$0.11) for the fourth quarter of 2015.

•                      Share-based compensation charges were RMB196 million (US$30 million), accounting for 7% of the net revenues, or RMB0.5(US$0.08) per ADS for the fourth quarter of 2015.

* The Company presents majority of its revenue on a net basis. Revenues are recognized on a gross basis when the Company undertakes the majority of the business risks and acts as principal. In the fourth quarter of 2015, the Company recognized the revenue on a gross basis in the amount of RMB0.07 billion, and the associated cost of RMB0.07 billion. Should all of these transactions be presented on net basis, the net commission earned was RMB2.8 billion.

Highlights for the Full Year 2015

•                      Net revenues were RMB10.9 billion (US$1.7 billion) in 2015, up 48% year-on-year.

•                      Accommodation reservation revenues increased 44% year-on-year, reaching RMB4.6 billion (US$713 million) in 2015.

•                      Transportation ticketing revenues increased 51% year-on-year, reaching RMB4.5 billion (US$688 million) in 2015.

•                      Gross margin was 72% in 2015, compared to 71% in 2014.

•                      Net income attributable to Ctrip’s shareholders was RMB2.5 billion (US$387 million), compared to RMB243 million (US$39 million) in 2014. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB3.2 billion (US$486 million), compared to RMB739 million (US$119 million) in 2014..

•                      Diluted earnings per ADS were RMB7.11 (US$1.10) in 2015. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB8.80 (US$1.36) in 2015**.

•                      Share-based compensation charges were RMB643 million (US$99 million), accounting for 6% of the net revenues, or RMB1.69 (US$0.26) per ADS in 2015.

** Effective December 1, 2015, the Company effected a change of the ratio of its American depositary shares (“ADSs”) to ordinary shares from four (4) ADSs representing one (1) ordinary share to eight (8) ADSs representing one (1) ordinary share. The historical and present earnings/ (loss) per share for the periods presented herein has been retrospectively adjusted to reflect such effect.

“Ctrip continued to execute well in the fourth quarter of 2015, achieving solid revenue growth and significant margin improvement compared to the same period in 2014,” said James Liang, Chairman of the Board and Chief Executive Officer of Ctrip. “In addition, we expect Ctrip’s investment in other industry players last year to help improve services and products to better serve Chinese travelers and build a healthy ecosystem for the overall travel industry. With favorable industry trends and solid execution, we believe that Ctrip demonstrates promising long-term growth potential.”

Fourth Quarter and Full Year 2015 Financial Results and Business Updates

For the fourth quarter of 2015, Ctrip reported total revenues of RMB3.0 billion (US$468 million), representing a 50% increase from the same period in 2014. Total revenues for the fourth quarter of 2015 decreased by 10% from the previous quarter, primarily due to seasonality.

For the full year ended December 31, 2015, total revenues were RMB11.5 billion (US$1.8 billion), representing a 48% increase from 2014.

Accommodation reservation revenues for the fourth quarter of 2015 were RMB1.2 billion (US$183 million), representing a 41% increase year-on-year, primarily driven by increase in accommodation reservation volume. Accommodation reservation revenues decreased by 14% from the previous quarter, primarily due to seasonality.

For the full year ended December 31, 2015, accommodation reservation revenues were RMB4.6 billion (US$713 million), representing a 44% increase from 2014. The hotel reservation revenues accounted for 40% of the total revenues in 2015 and 41% of the total revenue in 2014.

Transportation ticketing revenues for the fourth quarter of 2015 were RMB1.2 billion (US$192 million), representing a 61% increase year-on-year, primarily driven by an increase of 143% in ticketing volume. Transportation ticketing revenues increased by 3% from the previous quarter.

For the full year ended December 31, 2015, transportation ticketing reservation revenues were RMB4.5 billion (US$688 million), representing a 51% increase from 2014. The transportation ticketing revenues accounted for 39% of the total revenues in 2015 and 38% of the total revenue in 2014.

Packaged-tour revenues for the fourth quarter of 2015 were RMB350 million (US$54 million), representing a 50% increase year-on-year, primarily driven by an increase in volume growth of organized tours and self-guided tours. Packaged-tour revenues decreased by 41% from the previous quarter, primarily due to seasonality.

For the full year ended December 31, 2015, packaged-tour reservation revenues were RMB1.7 billion (US$257 million), representing a 58% increase from 2014. The packaged-tour reservation revenues accounted for 15% of the total revenues in 2015 and 14% of the total revenues in 2014.

Corporate travel revenues for the fourth quarter of 2015 were RMB136 million (US$21 million), representing a 26% increase year-on-year, primarily driven by the increased corporate travel demand from business activities. Corporate travel revenues increased by 9% from the previous quarter.

For the full year ended December 31, 2015, corporate travel revenues were RMB473 million (US$73 million), representing a 27% increase from 2014. The corporate travel reservation revenues accounted for 4% of the total revenues in 2015 and 5% of the total revenues in 2014.

For the fourth quarter of 2015, net revenues were RMB2.9 billion (US$444 million), representing a 50% increase from the same period in 2014. Net revenues for the fourth quarter of 2015 decreased by 10% from the previous quarter.

For the full year ended December 31, 2015, net revenues were RMB10.9 billion (US$1.7 billion), representing a 48% increase from 2014.

Gross margin was 73% for the fourth quarter of 2015, compared to 69% in the same period in 2014 and remained consistent with the previous quarter.

For the full year ended December 31, 2015, gross margin was 72%, compared to 71% in 2014.

Product development expenses for the fourth quarter of 2015 increased by 9% to RMB860 million (US$133 million) from the same period in 2014 and increased by 4% from the previous quarter, primarily due to an increase in share-based compensation charges. Excluding share-based compensation charges (non-GAAP), product development expenses accounted for 27% of the net revenues, decreasing from 39% in the same period in 2014 and increased from 24% in the previous quarter.

For the full year ended December 31, 2015, product development expenses were RMB3.3 billion (US$509 million), representing an increase of 42% from 2014. Excluding share-based compensation charges (non-GAAP), product development expenses accounted for 28% of the net revenues, decreasing from 29% in 2014.

Sales and marketing expenses for the fourth quarter of 2015 increased by 20% to RMB849 million (US$131 million) from the same period in 2014, primarily due to an increase in sales and marketing related activities. Sales and marketing expenses for the fourth quarter of 2015 increased by 1% from the previous quarter. Excluding share-based compensation charges (non-GAAP), sales and marketing expenses accounted for 29% of the net revenues, decreasing from 36% in the same period in 2014 and increasing from 26% in the previous quarter.

For the full year ended December 31, 2015, sales and marketing expenses were RMB3.1 billion (US$477 million), representing an increase of 39% from 2014. Excluding share-based compensation charges (non-GAAP), sales and marketing expenses accounted for 28% of the net revenues, decreasing from 29% in 2014.

General and administrative expenses for the fourth quarter of 2015 increased by 31% to RMB307 million (US$47 million) from the same period in 2014 and 17% from the previous quarter, primarily due to an increase in consulting expenses, share-based compensation changes and rental expenses. Excluding share-based compensation charges (non-GAAP), general and administrative expenses accounted for 7% of the net revenues, decreasing from 9% in the same period in 2014 and increasing from 6% in the previous quarter.

For the full year ended December 31, 2015, general and administrative expenses were RMB1.1 billion (US$168 million), representing an increase of 26% from 2014. Excluding share-based compensation charges (non-GAAP), general and administrative expenses accounted for 7% of the net revenues, decreasing from 8% in 2014.

Income from operations for the fourth quarter of 2015 was RMB95 million (US$15 million), compared to loss of RMB401 million (US$65 million) in the same period in 2014 and income of RMB405 million (US$64 million) in the previous quarter. Excluding share-based compensation charges (non-GAAP), income from operations was RMB292 million (US$45 million), compared to loss of RMB274 million (US$44 million) in the same period in 2014 and income of RMB539 million (US$85 million) in the previous quarter.

For the full year ended December 31, 2015, income from operations was RMB381 million (US$59 million), compared to loss of RMB151 million (US$24 million) in 2014.  Excluding share-based compensation charges (non-GAAP), income from operations was RMB1.0 billion (US$158 million), compared RMB346 million (US$56 million) in 2014.

Operating margin was 3% for the fourth quarter of 2015, compared to -21% in the same period in 2014, and 13% in the previous quarter. Excluding share-based compensation charges (non-GAAP), operating margin was 10%, compared to -14% in the same period in 2014 and 17% in the previous quarter.

For the full year ended December 31, 2015, operating margin was 3%, compared to -2% in 2014. Excluding share-based compensation charges (non-GAAP), operating margin was 9%, compared to 5% in 2014.

Income tax expense for the fourth quarter of 2015 was RMB71 million (US$11 million), compared to income tax benefit of RMB13 million (US$2 million) in the same period of 2014 and income tax expense of RMB361 million (US$57 million) in the previous quarter.

Income tax expense for the full year ended December 31, 2015 was RMB470 million (US$73 million), compared to RMB131 million (US$21 million) in 2014.

Net income attributable to Ctrip’s shareholders for the fourth quarter of 2015 was RMB76 million (US$12 million), compared to net loss of RMB224 million (US$36 million) in the same period in 2014 and net income of RMB2.4 billion (US$380 million) in the previous quarter. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB272 million (US$42 million), compared to net loss of RMB98 million (US$16 million) in the same period in 2014 and net income of RMB2.5 billion (US$401 million) in the previous quarter.

For the full year ended December 31, 2015, net income attributable to Ctrip’s shareholders was RMB2.5 billion (US$387 million), compared to RMB243 million (US$39 million) in 2014. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB3.2 billion (US$486 million), compared to RMB739 million (US$119 million) in 2014.

Diluted earnings per ADS were RMB0.19 (US$0.03) for the fourth quarter of 2015. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB0.69 (US$0.11) for the fourth quarter of 2015**.

For the full year ended December 31, 2015, diluted earnings per ADS were RMB7.11 (US$1.10), compared to RMB0.79 (US$0.13) in 2014. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB8.80 (US$1.36), compared to RMB2.42 (US$0.39) in 2014**.

As of December 31, 2015, the balance of cash and cash equivalents, restricted cash and short-term investment was RMB29.7 billion (US$4.6 billion).

Qunar Transactions

In October 2015, Ctrip completed a share exchange transaction with Baidu. Upon completion of the exchange, Ctrip beneficially owned ordinary shares of Qunar Cayman Islands Limited (“Qunar”) representing approximately 45% of Qunar’s aggregate voting interests. Subsequent to the transaction with Baidu, Ctrip issued ordinary shares to certain special purpose vehicles for exchange transactions solely for the benefit of Qunar employees and made certain investments in investment entities managed or owned by parties unaffiliated with each other and unaffiliated with Ctrip that acquired a significant minority stake of Qunar. From accounting perspective, Ctrip has consolidated Qunar’s financial results since December 31, 2015.

Investment in MakeMyTrip

In January, 2016, Ctrip made an investment of US$180 million in MakeMyTrip Limited (“MakeMyTrip”), India’s largest online travel company, via convertible bonds. In addition, MakeMyTrip has granted Ctrip permission to acquire MakeMyTrip shares in the open market, so that combined with shares convertible under the convertible bonds, Ctrip may beneficially own up to 26.6% of MakeMyTrip’s outstanding shares. Following the completion of the investment in January, 2016, Ctrip appointed a director to the MakeMyTrip board of directors.

Business Outlook

For the first quarter of 2016, the Company expects to continue the net revenue growth year-on-year at a rate of approximately 75-80%, reflecting the consolidation of Qunar’s financial results. This forecast reflects Ctrip’s current and preliminary view, which is subject to change.

Conference Call

Ctrip’s management team will host a conference call at 9:00PM U.S. Eastern Time on March 16, 2016 (or 9:00AM on March 17, 2016 in the Shanghai/Hong Kong Time) following the announcement.

The conference call will be available on Webcast live and replay at: http://ir.ctrip.com. The call will be archived for one month at this website.

The dial-in details for the live conference call: U.S. Toll Free Number +1.800.230.3019, International dial-in number +1.617.597.5413, Passcode 13860562#. For pre-registration, please click

https://www.theconferencingservice.com/prereg/key.process?key=PJYKBGM9K

A telephone replay of the call will be available after the conclusion of the conference call until March 23, 2016. The dial-in details for the replay: U.S. Toll Free Number +1.888.286.8010, International dial-in number +1.617.801.6888, Passcode 49923099.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to further increase Ctrip’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in mainland China, Hong Kong, Macau or Taiwan, failure to successfully develop Ctrip’s corporate travel business, damage to or failure of Ctrip’s infrastructure and technology, loss of services of Ctrip’s key executives, adverse changes in economic and political policies of the PRC government, inflation in China, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Ctrip’s affiliated Chinese entities and the contractual arrangements among Ctrip, its affiliated Chinese entities and their shareholders, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Ctrip’s unaudited condensed consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Ctrip uses non-GAAP financial information related to product development expenses, sales and marketing expenses, general and administrative expenses, income from operations, operating margin, net income, and diluted earnings per ordinary share and per ADS, each of which (except for net commission earned) is adjusted from the most comparable GAAP result to exclude the share-based compensation charges recorded under ASC 718, “Compensation-Stock Compensation” for 2015 and 2014. Net commission earned is calculated by deducting from the revenues the cost of transactions in which the Company undertakes majority of the business risks. Ctrip’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.

Non-GAAP information is not prepared in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in Ctrip’s business for the foreseeable future.

Reconciliations of Ctrip’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours, and corporate travel management in China. It is the largest online consolidator of accommodations and transportation tickets in China in terms of transaction volume. Ctrip enables business and leisure travelers to make informed and cost-effective bookings by aggregating comprehensive travel related information and offering its services through an advanced transaction and service platform consisting of its mobile apps, Internet websites and centralized, toll-free, 24-hour customer service center. Ctrip also helps customers book vacation packages and guided tours. In addition, through its corporate travel management services, Ctrip helps corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information, please contact:

Investor Relations

Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 X 12300
Email: iremail@ctrip.com

Ctrip.com International, Ltd.

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2014	December 31, 2015	December 31, 2015
	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)

ASSETS
Current assets:
Cash and cash equivalents	5,300,887,799	19,215,674,674	2,966,389,002
Restricted cash	836,394,951	2,286,882,592	353,033,837
Short-term investment	6,438,854,587	8,235,785,516	1,271,386,198
Accounts receivable, net	1,826,765,949	3,150,768,364	486,394,820
Prepayments and other current assets	2,480,276,272	7,711,757,285	1,190,490,180
Deferred tax assets, current	193,503,366	—	—

Total current assets	17,076,682,924	40,600,868,431	6,267,694,037

Long-term deposits and prepayments	225,269,063	486,785,968	75,146,804
Land use rights	104,568,868	102,328,181	15,796,749
Property, equipment and software	5,220,626,461	5,555,959,499	857,692,349
Investment	5,318,756,447	13,870,523,498	2,141,239,850
Goodwill	1,892,507,708	45,690,440,903	7,053,388,635
Intangible assets	668,202,371	11,007,915,171	1,699,329,274
Other long-term receviables	702,911,223	1,122,435,740	173,274,220
Deferred tax assets, non-current	—	405,334,569	62,572,875

Total assets	31,209,525,065	118,842,591,960	18,346,134,793

LIABILITIES
Current liabilities:
Short-term Debt	3,560,488,641	12,710,213,398	1,962,118,836
Accounts payable	2,304,111,525	5,944,501,681	917,672,926
Salary and welfare payable	525,157,105	1,196,691,839	184,737,386
Taxes payable	339,452,319	1,641,379,425	253,385,320
Advances from customers	3,937,477,522	5,955,827,306	919,421,301
Accrued liability for customer reward program	430,852,908	593,346,816	91,596,964
Other payables and accruals	1,617,162,761	5,624,133,603	868,216,617

Total current liabilities	12,714,702,781	33,666,094,068	5,197,149,350

Deferred tax liabilities, non-current	132,506,644	3,045,259,390	470,107,041
Long-term Debt *	7,984,588,052	18,354,608,260	2,833,463,253
Other long-term Liabilities	—	91,702,261	14,156,390

Total liabilities	20,831,797,477	55,157,663,979	8,514,876,034

SHAREHOLDERS’ EQUITY
Share capital	3,085,272	4,121,245	636,211
Additional paid-in capital	4,828,021,816	37,991,678,952	5,864,904,590
Statutory reserves	134,098,747	168,940,969	26,079,992
Accumulated other comprehensive income	443,579,376	560,077,281	86,461,033
Retained Earnings	5,726,024,997	8,198,838,659	1,265,682,587
Treasury stock	(1,605,630,913)	(2,372,927,372)	(366,316,863)

Total Ctrip’s shareholders’ equity	9,529,179,295	44,550,729,734	6,877,447,550

Noncontrolling interests	848,548,293	19,134,198,247	2,953,811,209

Total shareholders’ equity	10,377,727,588	63,684,927,981	9,831,258,759

Total liabilities and shareholders’ equity	31,209,525,065	118,842,591,960	18,346,134,793

* In April 2015, the FASB issued new guidance which changes the presentation of debt issuance cost. Under the new guidance, debt issuance costs are presented as a reduction of the carrying amount of the related liability, rather than as an asset. This guidance has been early adopted and applied retrospectively by the Company to the prior period presented herein.

Ctrip.com International, Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended December 31, 2014 RMB	Quarter Ended September 30, 2015 RMB	Quarter Ended December 31, 2015 RMB	Quarter Ended December 31, 2015 USD
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Accommodation reservation	841,899,849	1,373,210,943	1,187,217,738	183,274,837
Transportation ticketing	773,696,894	1,208,988,575	1,244,438,719	192,108,234
Packaged tour	233,363,600	593,104,352	349,554,765	53,961,957
Corporate travel	108,149,606	124,012,662	135,773,015	20,959,742
Others	63,296,892	56,452,092	115,402,073	17,815,010

Total revenues	2,020,406,841	3,355,768,624	3,032,386,310	468,119,780

Less: business tax and related surcharges	(107,108,067)	(174,168,169)	(158,331,192)	(24,442,124)

Net revenues	1,913,298,774	3,181,600,455	2,874,055,118	443,677,656

Cost of revenues	(583,612,903)	(845,578,129)	(763,236,345)	(117,823,388)

Gross profit	1,329,685,871	2,336,022,326	2,110,818,773	325,854,268

Operating expenses:
Product development *	(789,187,599)	(831,300,768)	(860,441,746)	(132,829,316)
Sales and marketing *	(707,201,365)	(838,091,452)	(848,674,020)	(131,012,693)
General and administrative *	(234,203,387)	(261,395,780)	(306,510,322)	(47,317,040)

Total operating expenses	(1,730,592,351)	(1,930,788,000)	(2,015,626,088)	(311,159,049)

(Loss)/ income from operations	(400,906,480)	405,234,326	95,192,685	14,695,219

Interest income	57,159,146	121,846,900	124,921,975	19,284,630
Interest expense	(50,487,030)	(95,338,026)	(95,168,377)	(14,691,466)
Other income	45,500,152	2,393,697,312	90,854,149	14,025,464

(Loss)/ income before income tax expense and equity in income	(348,734,212)	2,825,440,512	215,800,432	33,313,847

Income tax benefit/ (expense)	13,379,084	(361,093,550)	(71,482,684)	(11,035,025)
Equity in loss/ (income) of affiliates	38,233,823	(30,123,031)	(94,569,524)	(14,599,019)

Net (loss)/income	(297,121,305)	2,434,223,931	49,748,224	7,679,803

Less: Net loss/ (income) attributable to noncontrolling interests	72,696,599	(19,087,650)	25,979,638	4,010,565

Net (loss)/ income attributable to Ctrip’s shareholders	(224,424,706)	2,415,136,281	75,727,862	11,690,368

Comprehensive (loss) /income attributable to Ctrip’s shareholders	(322,594,544)	2,306,848,135	(145,866,588)	(22,517,921)

Earnings per ordinary share
- Basic	(6.41)	68.17	1.69	0.26
- Diluted	(6.41)	53.04	1.54	0.24

Earnings per ADS **
- Basic	(0.80)	8.52	0.21	0.03
- Diluted	(0.80)	6.63	0.19	0.03

Weighted average ordinary shares outstanding
- Basic	35,032,648	35,430,302	44,732,540	44,732,540
- Diluted	35,032,648	46,879,374	49,370,393	49,370,393

* Share-based compensation charges included are as follows:
Product development	50,677,920	63,703,926	86,925,299	13,418,954
Sales and marketing	15,049,518	13,900,587	17,849,767	2,755,529
General and administrative	60,880,262	56,501,095	91,711,157	14,157,763

**On November 18, 2015, the Company announced that it would change the ratio of its American depositary shares (“ADSs”) to ordinary shares from four (4) ADSs representing one (1) ordinary share to eight (8) ADSs representing one (1) ordinary share, effective December 1, 2015. The historical and present earnings/ (loss) per share for the periods presented herein has been retrospectively adjusted to reflect such effect.

Ctrip.com International, Ltd.

Reconciliation of  GAAP and Non-GAAP Results

(In RMB, except % and per share information)

	Quarter Ended December 31, 2015
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

Product development	(860,441,746)	30%	86,925,299	3%	(773,516,447)	27%
Sales and marketing	(848,674,020)	30%	17,849,767	1%	(830,824,253)	29%
General and administrative	(306,510,322)	11%	91,711,157	3%	(214,799,165)	7%
Total operating expenses	(2,015,626,088)	70%	196,486,223	7%	(1,819,139,865)	63%

Income/(loss) from operations	95,192,685	3%	196,486,223	7%	291,678,908	10%

Net income/(loss) attributable to Ctrip’s shareholders	75,727,862	3%	196,486,223	7%	272,214,085	9%

Diluted earnings per ordinary share (RMB)	1.54		3.98		5.52

Diluted earnings per ADS (RMB)	0.19		0.50		0.69

Diluted earnings per ADS (USD)	0.03		0.08		0.11

	Quarter Ended September 30, 2015
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

Product development	(831,300,768)	26%	63,703,926	2%	(767,596,842)	24%
Sales and marketing	(838,091,452)	26%	13,900,587	0%	(824,190,865)	26%
General and administrative	(261,395,780)	8%	56,501,095	2%	(204,894,685)	6%
Total operating expenses	(1,930,788,000)	61%	134,105,608	4%	(1,796,682,392)	56%

Income from operations	405,234,326	13%	134,105,608	4%	539,339,934	17%

Net income attributable to Ctrip’s shareholders	2,415,136,281	76%	134,105,608	4%	2,549,241,889	80%

Diluted earnings per ordinary share (RMB)	53.04		1.34		54.38

Diluted earnings per ADS (RMB)	6.63		0.36		6.99

Diluted earnings per ADS (USD)	1.04		0.06		1.10

	Quarter Ended December 31, 2014
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

Product development	(789,187,599)	41%	50,677,920	3%	(738,509,679)	39%
Sales and marketing	(707,201,365)	37%	15,049,518	1%	(692,151,847)	36%
General and administrative	(234,203,387)	12%	60,880,262	3%	(173,323,125)	9%
Total operating expenses	(1,730,592,351)	90%	126,607,700	7%	(1,603,984,651)	84%

Income from operations	(400,906,480)	-21%	126,607,700	7%	(274,298,780)	-14%

Net income attributable to Ctrip’s shareholders	(224,424,706)	-12%	126,607,700	7%	(97,817,006)	-5%

Diluted earnings per ordinary share (RMB)	(6.41)		3.62		(2.79)

Diluted earnings per ADS (RMB)	(0.80)		0.45		(0.35)

Diluted earnings per ADS (USD)	(0.13)		0.07		(0.06)

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.4778 on December 31, 2015 published by the Federal Reserve Board.

Notes 2: On November 18, 2015, the Company announced that it would change the ratio of its American depositary shares (“ADSs”) to ordinary shares from four (4) ADSs representing one (1) ordinary share to eight (8) ADSs representing one (1) ordinary share, effective December 1, 2015. The historical and present earnings/ (loss) per share for the periods presented herein has been retrospectively adjusted to reflect such effect.

Ctrip.com International, Ltd.

Condensed Consolidated Statements of Comprehensive Income

	Year Ended	Year Ended	Year Ended
	December 31, 2014	December 31, 2015	December 31, 2015
	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)
Revenues:
Accommodation reservation	3,201,426,933	4,616,649,394	712,687,856
Transportation ticketing	2,950,072,484	4,453,885,749	687,561,479
Packaged tour	1,055,369,205	1,667,945,350	257,486,392
Corporate travel	373,407,012	473,245,440	73,056,507
Others	192,281,473	285,220,475	44,030,454

Total revenues	7,772,557,107	11,496,946,408	1,774,822,688

Less: business tax and related surcharges	(425,638,738)	(599,378,347)	(92,528,072)

Net revenues	7,346,918,369	10,897,568,061	1,682,294,616

Cost of revenues	(2,100,606,413)	(3,043,439,819)	(469,826,148)

Gross profit	5,246,311,956	7,854,128,242	1,212,468,468

Operating expenses:
Product development *	(2,321,348,753)	(3,296,692,936)	(508,921,692)
Sales and marketing *	(2,214,209,719)	(3,087,989,953)	(476,703,503)
General and administrative *	(861,550,628)	(1,088,402,408)	(168,020,379)

Total operating expenses	(5,397,109,100)	(7,473,085,297)	(1,153,645,574)

(Loss)/ income from operations	(150,797,144)	381,042,945	58,822,894

Interest income	304,583,544	445,767,036	68,814,572
Interest expense	(162,354,675)	(302,425,829)	(46,686,503)
Other income	144,006,435	2,480,979,830	382,997,288

Income before income tax expense and equity in income	135,438,160	3,005,363,982	463,948,251

Income tax expense	(130,821,156)	(470,188,423)	(72,584,585)
Equity in income/ (loss) of affiliates	87,005,341	(135,780,312)	(20,960,868)

Net income	91,622,345	2,399,395,247	370,402,798

Less: Net loss attributable to noncontrolling interests	151,117,436	108,260,637	16,712,562

Net income attributable to Ctrip’s shareholders	242,739,781	2,507,655,884	387,115,360

Comprehensive income attributable to Ctrip’s shareholders	313,684,577	2,624,153,789	405,099,538

Earnings per ordinary share
- Basic	7.08	66.34	10.24
- Diluted	6.35	56.85	8.78

Earnings per ADS **
- Basic	0.88	8.29	1.28
- Diluted	0.79	7.11	1.10

Weighted average ordinary shares outstanding
- Basic	34,289,170	37,797,698	37,797,698
- Diluted	38,207,858	47,375,248	47,375,248

* Share-based compensation charges included are as follows:
Product development	184,664,576	291,642,931	45,021,910
Sales and marketing	54,391,508	65,574,256	10,122,921
General and administrative	257,587,405	285,379,287	44,054,970

**On November 18, 2015, the Company announced that it would change the ratio of its American depositary shares (“ADSs”) to ordinary shares from four (4) ADSs representing one (1) ordinary share to eight (8) ADSs representing one (1) ordinary share, effective December 1, 2015. The historical and present earnings/ (loss) per share for the periods presented herein has been retrospectively adjusted to reflect such effect.

Ctrip.com International, Ltd.

Reconciliation of GAAP and Non-GAAP Results

(In RMB, except % and per share information)

	Year Ended December 31, 2015
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

Product development	(3,296,692,936)	30%	291,642,931	3%	(3,005,050,005)	28%
Sales and marketing	(3,087,989,953)	28%	65,574,256	1%	(3,022,415,697)	28%
General and administrative	(1,088,402,408)	10%	285,379,287	3%	(803,023,121)	7%
Total operating expenses	(7,473,085,297)	69%	642,596,474	6%	(6,830,488,823)	63%

Income/(loss) from operations	381,042,945	3%	642,596,474	6%	1,023,639,419	9%

Net income attributable to Ctrip’s shareholders	2,507,655,884	23%	642,596,474	6%	3,150,252,358	29%

Diluted earnings per ordinary share (RMB)	56.85		13.56		70.41

Diluted earnings per ADS (RMB)	7.11		1.69		8.80

Diluted earnings per ADS (USD)	1.10		0.26		1.36

	Year Ended December 31, 2014
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

Product development	(2,321,348,753)	32%	184,664,576	3%	(2,136,684,177)	29%
Sales and marketing	(2,214,209,719)	30%	54,391,508	1%	(2,159,818,211)	29%
General and administrative	(861,550,628)	12%	257,587,405	4%	(603,963,223)	8%
Total operating expenses	(5,397,109,100)	73%	496,643,489	7%	(4,900,465,611)	67%

Income from operations	(150,797,144)	-2%	496,643,489	7%	345,846,345	5%

Net income attributable to Ctrip’s shareholders	242,739,781	3%	496,643,489	7%	739,383,270	10%

Diluted earnings per ordinary share (RMB)	6.35		13.00		19.35

Diluted earnings per ADS (RMB)	0.79		1.63		2.42

Diluted earnings per ADS (USD)	0.13		0.26		0.39

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.4778 on December 31, 2015 published by the Federal Reserve Board.

Notes 2:On November 18, 2015, the Company announced that it would change the ratio of its American depositary shares (“ADSs”) to ordinary shares from four (4) ADSs representing one (1) ordinary share to eight (8) ADSs representing one (1) ordinary share, effective December 1, 2015. The historical and present earnings/ (loss) per share for the periods presented herein has been retrospectively adjusted to reflect such effect.